December 21, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re: VanEck ETF Trust – Fidelity Bond - (Bond No. 5544756 17 01)

VanEck ETF Trust (the “Trust”), File No. 811-10325, in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Fund's fidelity bond for the 2023-2024 year:

1.A copy of an updated Joint Insured Agreement, by and between each series of the Trust, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit A).

This amendment is being filed to reflect updates to the Joint Insured Agreement originally included as Exhibit C in the filing transmitted to the Securities and Exchange Commission in accordance with Rule 17g-1 on June 30, 2023 (Accession Number 0000930413-23-001798).

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Laura I. Martínez
Vice President
VanEck ETF Trust

EXHIBIT A

JOINT INSURED AGREEMENT

WHEREAS, Market Vectors ETF Trust (the "Trust") is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Trust consists of the portfolios set forth on Schedule A attached hereto (each a “Fund” and together, the “Funds”) (as may be amended from time to time); and

WHEREAS, each Fund is required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and

WHEREAS, paragraph (b) of Rule 17g-1 provides that the fidelity bond may be in the form of a joint insured bond covering each Fund; and

WHEREAS, the Board of Trustees of the Trust, including a majority of those Trustees who are not "interested persons" (as that term is defined by the 1940 Act) of the Trust, have made the determinations required by Rule 17g-1, including those provisions specifically applicable to a joint insured bond;

NOW, THEREFORE, each Fund hereby agrees as follows:

1. Each Fund will pay a portion of the premiums for the joint insured fidelity bond which is allocated to each party pro rata according to the percentage that the party's net assets bears to the aggregate net assets of all the insured parties.

2. In the event recovery is received under the joint insured fidelity bond as a result of a loss sustained by more than one of the insured parties, each party shall receive an equitable and proportionate share of the recovery on the following basis: first, up to the minimum coverage required for that Fund under Rule 17g-1 and, thereafter, in proportion to the amount of the unreimbursed loss in excess of such minimum incurred by each Fund incurring a loss.

Dated as of: June 18, 2009

Each Fund of the Market Vectors ETF Trust (as set forth in Schedule A attached hereto)

By:	/s/ Joseph J. McBrien
Joseph J. McBrien
Senior Vice President and Secretary

SCHEDULE A1
(as of December 21, 2023)

Each series of VanEck ETF Trust2 that currently has shares outstanding.

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1 Effective September 1, 2021, “Vectors” was removed from the name of the majority of the funds. Effective May 1, 2016, Market Vectors ETF Trust changed its name to VanEck Vectors ETF Trust.

2 Any wholly owned subsidiary of a series of VanEck ETF Trust will also be covered under the joint insured fidelity bond.